Exhibit 4.73
EXCLUSIVE RAGNAROK
AUTHORIZATION AND DISTRIBUTION AGREEMENT
This EXCLUSIVE RAGNAROK AUTHORIZATION AND DISTRIBUTION Agreement (hereinafter referred to as “Agreement”) is made and entered into on this 2nd day of March, 2009 (hereinafter referred to as “Effective Date”), by and between Gravity Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea (hereinafter referred to as “Korea”) and having its principle office at 15F, Nuritkum Square Business Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea (hereinafter referred to as “Gravity”), and Level Up! Interactive S.A (hereinafter called “LUISA”), a corporation having its principal place of business at Avenida Dr. Cardoso de Melo, No. 1608, 11o Andar Cj. 111/112, 04548-005, in the city of Sao Paulo, State of Sao Paulo, enrolled with the Ministry of Finance Tax Registration Number under CNPJ/MF 06.142.151/0001-60.
RECITALS
WHEREAS, Gravity has developed, and owns all rights in, computer programs of online game “Ragnarok” (“Game”);
WHEREAS, LUISA desires to enter into an exclusive authorization agreement with Gravity under the mutual terms and conditions specified herein pursuant to which LUISA will make the Game available to End Users in the Territory specified below; and
WHEREAS, Gravity desires to grant such authorization to LUISA under the mutual terms and conditions herein, specified below.
NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the Parties hereto agree as follows:
ARTICLE 1: DEFINITIONS
The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.
1.1	“Agreement” shall have the meanings set forth in the introductory section of this agreement, and all annexes, amendments and supplements hereto.

1.2	“Confidential Information” shall mean all materials, know-how, software or other similar types of information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information as defined in this Agreement, as well as all information which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.3	“End Users” shall mean the users of the Game through a network game service system established and operated by LUISA with individually assigned ID Numbers for each End User.

1.4	“Game” shall have the meaning stipulated in the recitals above, and shall further be defined as including any modified or advanced version of the Game distributed by Gravity for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or sequel to the Game which may be developed or distributed by Gravity shall be clearly excluded from the scope of this Agreement. Game shall also include and mean the Local Version, as the case may be.

1.5	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by LUISA.

1.6	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights, whether registered or not, in or related to the Game or Technical Information.

1.7	“Local Language” shall mean Portuguese as used in the Territory.

1.8	“Local Version” shall mean the Game provided in the Local Language.

1.9	“Parties” and “Party” shall mean Gravity and LUISA, collectively and Individually, respectively.

1.10	“Servers” shall mean the servers established, installed and operated by LUISA within the Territory only for the service of the Game to End Users in the Territory.

1.11	“Prepaid Cards” shall mean the tangible or intangible card containing a unique code or other unique identifying information purchased by End Users to access the Game, as generated by LUISA in its sole and exclusive discretion.

1.12	“Game Points” shall mean cyber points upon Prepaid Cards or accounts of End Users.

1.13	“Gross Sales Amount” shall mean the total value of LUISA including Prepaid Cards that are purchased and registered by End Users, as calculated by use of the Billing System of the Game. “Gross Sales Amount” does not include value added tax (VAT) or any sales tax.

1.14	“Billing System” shall mean the software and hardware necessary to calculate the Gross Sales Amount.

1.15	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.16	“Territory” shall mean Brazil.

1.17	“Closed Beta Test” shall mean the the secured and non-public testing of the beta version of the Local Version by a select group of the End Users prior to the Open Beta test, which is to be performed by LUISA in the Territory.

1.18	“Open Beta Test” shall mean the secured testing of the beta version of the Local Version by the general public for free trial for a limited period of time prior to the Commercial Launch Date, which is to be performed by LUISA in the Territory.

1.19	“Commercial Launch Date” shall mean the date when the Local Version is commercialized in the Territory and LUISA begins charging End Users directly or indirectly.

1.20	“Business Days” shall mean any days other than Saturday, Sunday and any other day designated as a legal holiday by Brazil government.

1.21	“Game Database” shall mean all the data collected and used to operate the Game, including, but not limited to the personal identification information of End Users and game-play information such as character appearances(e.g., face/body), character attributes(e.g., level/ experience, point/skill), item inventories and statistics in relation to End Users’ playing Game.

1.22	“Subauthorization” shall mean a authorization granting a portion or all of the rights, to a third party by LUISA, which has been granted to LUISA under this Agreement. When used as a verb, “Subauthorize” means to engage in Subauthorization.
ARTICLE 2: GRANT OF AUTHORIZATION
2.1	Gravity hereby grants to LUISA, and LUISA hereby accepts from Gravity, under the terms and conditions set forth in this Agreement, a non-transferable, sole, exclusive and copyright-bearing authorization within the Territory which shall be irrevocable during the period of this Agreement so long as LUISA maintains in substantial compliance with the material terms hereof, to do any or all of the following;
(a)	To maintain operate, promote, market, distribute and commercialize the Game within the Territory, and to grant End Users access to the Game within the Territory;

(b)	To reproduce, in object code form only, and to market, distribute and sell to End Users the client software in CD-Rom medium format or through the Internet; and

(c)	To generate, market, promote, sell and distribute prepaid cards, PINS, credits or other types of load in accordance with market demands.

(d)	To use, promote and design the character graphics of the Game within the Territory; and

(e)	Such other rights necessary or incidental to enable LUISA to properly and efficiently exercise its rights and perform its obligations under this Agreement.
2.2	LUISA acknowledges and agrees that it has no rights or claims of any type to the Game except such rights as created by this Agreement, and LUISA irrevocably waives and releases any claim to title and ownership rights (including trade secret and copyright ownership) in the Game.

2.3	Unless explicitly approved in writing by Gravity, LUISA shall have no right to subauthorize the rights granted under Article 2.

2.4	LUISA is permitted to appoint sub-distributors to market, promote, sell and distribute the client software in CD-Rom medium and the Prepaid Cards for the local service, provided that LUISA agrees to be responsible for each sub-distributor’s compliance with all of the terms and conditions contained herein applicable to LUISA. LUISA will not knowingly appoint the sub-distributors who intend or are likely to resell them outside the Territory.

2.5	Any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than performance under this Agreement are strictly prohibited and may result in breach of this Agreement.

2.6	LUISA shall provide Game services only by way of the PC on-line method (excluding mobile access) using the Servers. However, in consideration of the current level of development of information technology in the Territory, which primarily operates on a narrow-band basis, LUISA shall be allowed to make Game services available by use of its own available equipment. Gravity shall provide LUISA detailed technical specifications for the hardware, software, and network connections required for the Game. The Parties shall use commercially reasonable efforts to modify and upgrade the foregoing technical specifications so as to optimize the performance of the Game within the Territory.

2.7	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (hereinafter referred to as “Title”) as originally created and used by Gravity, and/or as modified herein pursuant to the terms of Article 2.7. Notwithstanding the foregoing, if a change to any of the foregoing Titles is required as a result of any special lingual or social circumstance of the Territory, the Parties shall decide and use a new Title (hereinafter referred to as “New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Gravity and LUISA shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Gravity.

2.8	All of the rights in or to the Game, except as granted under this Agreement, including but not limited to the rights to the character business of the Game, shall remain exclusively with Gravity.

However, Gravity will grant to LUISA the right of first negotiation for a period of sixty (60) days from Gravity’s decision to do so, for the right to produce and/or sell and distribute in the Territory merchandise relating to the Game, including but not limited to, character dolls, reproductions of the characters in collaterals, and other similar types of toys, gifts, collectibles, and other types of durable merchandise, as well as such other accessories, under a separate merchandising agreement. Such right of first negotiation within the foregoing 60 days period shall include the right of LUISA to match any reasonable and bona fide offer received by Gravity from any third party. LUISA shall also have the right of first negotiation for thirty (30) days to service all new game titles of Gravity from the date when such new game is available in the Territory. Also included is the right of LUISA to match any offer received by Gravity from any party Gravity shall notify LUISA within seven (7) days in writing upon receipt of an offer from any party. The LUISA shall have thirty (30) days to match an offer from another party upon written notice from Gravity.

ARTICLE 3: DELIVERY OF GAME AND LOCALIZATION
3.1	Gravity shall deliver to LUISA all localization materials, including game texts, scripts, manual texts, documentation, marketing materials and in-game-voice-recordings (the “Localization Materials”) for the Game in English language as are necessary for LUISA to localize the Game into Local Language for the exploitation of the Game within the Territory.

3.2	Upon receipt of the Localization Materials, LUISA shall, at its own expense, perform translation or recordings of the Localization Materials into Local Language to the reasonable satisfaction of Gravity (“Translation”). The Translation shall be made faithfully and accurately, shall be of good quality and shall consist of the whole of the textual, graphical and audio material provided in the Localization Materials, without alteration, abridgment, or supplement, unless LUISA has received the express written consent of Gravity approving such modification.

3.3	In case the Translation or Contents of the Game requires modification because it may contain false, misleading, fraudulent, libelous or obscene or other matter which is unlawful or which may give rise to a criminal or civil cause of action, or will otherwise be considered obscene, inappropriate, or offensive to the sensibilities of the End Users located in the Territory due to cultural morals and norms, LUISA shall inform Gravity of such required modifications and the reasons thereof and Gravity shall consent to such modifications so long as such modifications do not materially change the original work.

3.4	Gravity reserves the right to disapprove the Translation before integration pursuant to Article 3.6 below. LUISA will submit the Translation to Gravity for review. Gravity shall then provide, within a reasonable amount of time, its acceptance or comments detailing modifications to the Translation, and LUISA shall effect any modifications directed by Gravity and, as soon as reasonably practicable, shall re-submit the new Translation for approval by the Gravity and the above approval procedure shall be repeated until such items are approved by the Gravity.

3.5	All costs and expenses arising from the performance of LUISA’s obligations in this Article 3 shall be borne by LUISA, including the costs of compensating all translators. LUISA agrees to obtain from all translators proper written grants of all rights to their works relating to the Game. All costs and expenses arising from the performance of Gravity obligations in this Article 3 shall be borne by Gravity.

3.6	The Game shall be serviced in the Territory only in the manner permitted by Gravity under this Agreement. LUISA shall be strictly prohibited from any modification, amendment or revision to any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Gravity.

3.7	LUISA’s Billing System must be tested, analyzed and approved by Gravity prior to being used in the Game. If the LUISA’s Billing System is considered suitable for the Game by Gravity, such Billing System shall be applied to the Game. If LUISA’s Billing System has unavoidable or other serious technical conflicts against the Game and may cause serious problem for the Game service, LUISA shall agree to use a Billing System recommended by Gravity for the purpose to mutually manage the local billing transparently. Upon LUISA’s request, Gravity shall dispatch its billing account manager to synchronize Billing System with the Game and incurring expense for this procedure shall be borne by Gravity. LUISA shall approve the real-time access of Gravity to the Billing System under this Agreement.

ARTICLE 4: INSTALLATION AND MAINTANANCE ASSISTANCE
4.1	During the term of this Agreement, Gravity shall provide LUISA with installation and maintenance assistance and support as determined by the Gravity sufficient to enable LUISA to provide and maintain high-quality service for the Game. This assistance shall include, but not be limited to, software installation and set-up, maintenance support, patches for debugging and error correction, updates used by the Game software, reasonable and appropriate support and assistance for the localization of the Game into Local Version, training LUISA’s personnel in respect of the maintenance and operation of the software for the Game provided that, any and all expenses actually incurred by any engineers dispatched by Gravity to perform the above installation and maintenance assistance in this Article 4.1, including, without limitation, traveling cost including all round-trip airfare from Gravity to LUISA office, lodging, and other general living expenses incurred during their stay at LUISA’s premises, shall be borne by LUISA, provided the Parties have agreed beforehand on the budget for such expenses.

4.2	During the term of this Agreement, Gravity shall receive LUISA’s personnel in its office in Korea for training with respect to the service of the software for the Game and the maintenance and operation of the Servers upon LUISA’s reasonable request. The number of the trainees from LUISA shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days (based on eight (8) hours of training per trainee per day) per person sent, unless otherwise agreed in writing, all of the expenses for travel, lodging, food and other general living expenses incurred by such sent personnel of LUISA shall be borne by LUISA. Engineers sent by Gravity to LUISA shall provide training to any local staff if necessary.

4.3	Any further assistance may be rendered by Gravity upon mutual agreement of the Parties.
ARTICLE 5: COPYRIGHT PAYMENT AND TAXES
5.1	Authorization Fee

LUISA shall pay to Gravity a non-recoupable and non-refundable Authorization fee (hereinafter referred to as “Authorization Fee”) in the amount of One Hundred Thousand US Dollars (US$ 100,000) within 90 calendar days after the Effective Date.

5.2	Copyright Payment and Report

LUISA shall pay to Gravity as Copyright Payments twenty five percent (25%) of the Gross Sales Amount paid and utilized by End Users during the commercial period of this Agreement. Subject to this Article 5 below, the Copyright Payment shall be paid by LUISA on a monthly basis within Twenty (20) days after the end of the applicable month and after receiving the Invoice. The Copyright Payment shall be deemed made upon presentation by LUISA of remittance confirmation or notice to Gravity of payment. Unless Gravity actually receives the remitted amount, the Copyright Payment shall not be deemed to have been paid. LUISA shall also provide Gravity with a report (“Copyright Report”) on a monthly basis within Seven (7) days after the end of the applicable month. Each Copyright Report shall contain detailed information concerning the calculation of Gross-Sales Amount for the applicable month.

5.3	Any and all payments under this Agreement by LUISA to Gravity shall be calculated in Brazilian Reais (R$) and converted into US Dollars (USD) as foreseen in Section 5.4 bellow, and by wire transfer to any bank account designated by Gravity.

5.4	For all payments to be made in US Dollars (USD) under this Agreement, the applicable foreign exchange rate shall be the foreign exchange sale rate verified at the closing of the day prior to the date on which the payment is to be made, such exchange rate announced by the Central Bank of Brazil and obtained through transaction PTAX800 of the “Sistema de Informações Eletrônicas do Banco Central do Brasil / SISBACEN” (The Central Bank of Brazil’s Electronic Information System), provided, however, that in the event of any delay in payment, the most favourable exchange rate to Gravity among the rates during the period from the due date for the relevant payment to the date of actual payment shall apply.

5.5	In the event any payment is not made by LUISA within the due date described in this Agreement, a default interest at the rate of twelve percent (12%) per annum of the actual amount of delayed payment shall be applied. For the avoidance of doubt, Gravity’s entitlement to such default Interest pursuant to this Article 5.5 shall not affect any of the other rights of Gravity under this Agreement.

5.6	Except as may be otherwise provided for herein, unless explicitly approved in writing by Gravity, any and all taxes including the sales tax, value added tax, income tax, duties, fees and other government charges of any kind on any payment to Gravity under this Agreement shall be borne by LUISA, provided, however, if any government in the Territory requires LUISA to withhold the withholding tax on the payment to Gravity, LUISA is allowed to withhold such tax no more than the legally required amount from such payments only if Gravity is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Gravity and LUISA. In the event that any amount is withheld for the tax payment under this Article 5.6, LUISA shall promptly inform Gravity of such payment and provide Gravity with a certification issued by the relevant tax authorities with respect to the relevant payment. Any withholding tax in excess of the aforesaid limit shall be borne by LUISA, and shall not be deducted from the actual payment amount.

5.7	LUISA shall hold Gravity harmless from all claims and liability arising from LUISA’s failure to report or pay such taxes, duties, fees and other governmental charges of any kind.

5.8	If LUISA shall be prevented by order or regulation of the government of the Territory from transmitting any payment due hereunder then Gravity shall nominate in writing an alternative method of collecting such payment which shall not be restricted by such order or regulation and such alternative method shall be binding on LUISA until such order or regulation shall be withdrawn.
ARTICLE 6: REPORT & AUDIT
6.1	LUISA shall provide Gravity with all relevant and non-privileged information pertaining to the development of its business in relation to the Game. Without limiting the generality of the foregoing, LUISA shall inform Gravity promptly in the event of its launch of the beta tests or the commercial service of the Game.

6.2	LUISA shall provide Gravity with a monthly report (the “Monthly Report”) within fifteen (15) days after the end of the applicable month. Such report shall be in writing and discuss LUISA’s business activities in relation to the Game, including, but not limited to, the number of End-Users including the maximum and average number of concurrent End-Users, the fees charged by LUISA, the total service amounts for the pertinent month, the amounts spent on advertising activities, complaints received from End Users and market trends in the Territory.

6.3	LUISA shall keep all of their records, contractual and accounting documents and company documents in relation to its business and other activities related to this Agreement in its principal offices during the term of this Agreement and for not less than five (5) years after the expiration or termination of this Agreement.

6.4	During the term of this Agreement and for five (5) years after the expiration or termination hereof, Gravity may by itself or through an accountant designated by Gravity investigate and audit the accounting documents of LUISA with respect to its Game business upon seven (7) days prior written notice to LUISA. For this purpose, Gravity may request LUISA to produce relevant documents, and may visit LUISA’s office and make copies of LUISA’s documents. LUISA shall provide all assistance and co-operation required by Gravity for such investigation and audit.

6.5	All expenses incurred for such investigation and audit shall be borne by Gravity.

6.6	If such investigation and audit reveals underpayment by greater than five percent (5%) of the annual Copyright Payment amount, LUISA shall bear all expenses for such investigation and audit and shall immediately pay to Gravity the unpaid amount together with a per annum default interest thereon equivalent to twelve percent (12%) thereof. In the event of LUISA’s understatement of the Copyright Payment amount without any justifiable reasons, Gravity shall be entitled to terminate this Agreement pursuant to Article 13.3(b) below.
ARTICLE 7: ADVERTISING & PROMOTION
7.1	LUISA shall exert its commercially reasonable efforts to advertise, promote and perform marketing activities for the Game in the Territory.

7.2	For the advertising and promotion of the Game in the Territory, LUISA agrees to spend a minimum of One Hundred and Fifty United States Dollars (USD150,000) for each twelve-month period after Effective Date. Such amount shall include funds spent directly by LUISA or by third parties with which LUISA has marketing or distribution agreements. LUISA shall provide Gravity with detailed information on LUISA’s advertising activities every month in Monthly Report in accordance with the requirement of Article 6.2. In addition, LUISA shall provide Gravity with a separate advertisement report on June 30 and December 31 of each year covering the preceding six (6) months’ period.

7.3	Gravity will provide LUISA with samples of the marketing and promotional materials for the Game that have been or will be produced on behalf of Gravity during the term of this Agreement. LUISA shall pattern all its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to LUISA by Gravity, and LUISA shall provide Gravity with samples of the advertising, marketing and promotional materials for the Game produced by LUISA no later than seven (7) days before launching of each campaign. Within seven (7) days after receiving the samples of LUISA’s advertising, marketing and promotional materials, Gravity shall notify LUISA in writing of Gravity’s approval or disapproval thereof, or of any changes that Gravity may require LUISA to make thereto.
7.4	Except as otherwise provided herein, the ownership of and the copyright in the marketing and advertising materials produced or used by LUISA on the Game (“Advertising Materials”) shall remain exclusively with Gravity, and LUISA shall not use the Advertising Materials for any purpose other than promotion, distribution, marketing and advertising of the Game pursuant to the terms and conditions of this Agreement.

7.5	LUISA may provide End Users with such number of free Game Points and free accounts as may be reasonably necessary, in LUISA’s sole discretion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Gravity which shall not be unreasonably be withheld or delayed. Detailed information regarding free Game Points and accounts provided by LUISA to End Users shall be supplied to Gravity on a monthly basis in Monthly Report required by Article 6.2, hereof.
ARTICLE 8: OTHER OBLIGATIONS OF LUISA
8.1	LUISA shall exert commercially reasonable efforts to supply, distribute and promote the Game in the Territory.

8.2	Except as provided herein LUISA shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Gravity shall not be responsible for or obligated to provide any of the foregoing above and beyond the obligations stated in this Agreement.

8.3	LUISA shall provide full and comprehensive installation and maintenance support to End Users to assist them in their use of the Game as approved by Gravity, including but not limited to LUISA’s maintaining 24-hour installation and maintenance contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

8.4	LUISA shall provide commercially reasonable efforts to protect the Intellectual Property rights of Gravity and shall assist Gravity to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Gravity on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products in the Territory.

8.5	LUISA shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

8.6	LUISA shall provide a prior written notice to Gravity in the event LUISA intends to change its marketing strategies, including advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.7	LUISA shall indemnify and hold harmless for Gravity and as well as their respective officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim, whether in tort, contract, product liability or otherwise by a third party on or in relation to LUISA’s service, use, promotion, distribution and marketing of the Game in the Territory.
8.8	Upon Gravity’s request, LUISA shall provide Gravity with a reasonable amount of suitable office space and office supplies in LUISA’s office for the auditing activities of Gravity. Access to such office space shall be limited only to persons designated by Gravity. All expenses incurred by Gravity’s employees and auditor sent to LUISA’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees during their stay at such offices shall be borne and paid by Gravity.

8.9	LUISA shall not (a) copy, modify, display or distribute to any person all or any part of the Game, except as provided for herein; (b) disassemble, decompile or reverse engineer the Game, or any part thereof; (c) use, distribute or provide the Game to any third parties, except as authorized in this Agreement; (d) distribute or make the Game, or any executables derived or produced therefrom; (e) knowingly distribute, make available or disclose the Game to any third party except as authorized herein; (f) authorization, subauthorization, distribute or make available the Game to any third party, except as provided in this Agreement; or (g) assist any other person or entity in doing any of the foregoing. LUISA shall use commercially reasonable efforts to prevent any third party from doing all or any of the foregoing without the permission of Gravity. LUISA shall be responsible for all matters arising out of any payment relating to sub-distributor.
ARTICLE 9: TECHNICAL INFORMATION AND INTELLECTUAL PROPERTY
9.1	Technical Information and Intellectual Property shall be exclusively owned by Gravity whether or not specifically recognized or registered under applicable law, and this Agreement shall not grant LUISA or permit LUISA to exercise any right or authorization in or to the Technical Information and Intellectual Property except for the Authorization granted under this Agreement. LUISA shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical Information and Intellectual Property of Gravity regardless of the territory and exploitation area.

9.2	Gravity hereby represents and warrants that Gravity is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and Authorization under this Agreement to LUISA, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea or in any other country. Gravity shall take all reasonable action, legal or otherwise, under the circumstances to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory,or to address and answer any third party claims or demands in respect of the Intellectual Property rights, so as to ensure that LUISA may continue to service, market, distribute, and use the Game in the Territory in the manner contemplated under this Agreement.

9.3	Gravity further guarantees and warrants to LUISA that the Game and the corresponding Technical Information and accompanying Intellectual Property, to its knowledge at the time of singing of this Agreement;
(a)	shall not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea or any other country;

(b)	shall not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea or elsewhere; and

(c)	shall not contain any obscene, child pornographic or indecent content.
9.4	Gravity agrees to indemnify and hold harmless for LUISA as well as its respective employees and officers from any kind of losses, costs, expenses or liabilities, including actual attorneys’ fees and costs of settlement, resulting from the breach by Gravity of its express warranties given in this Agreement, including, without limitation that provided in Article 9.3, provided that LUISA (a) shall promptly notify Gravity of such claim; (b) LUISA shall cooperate in the defence of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Gravity in connection with such claim.

9.5	LUISA shall take all commercially reasonable action to procure appropriate legal and administrative measures in the Territory against any and all activities by third parties infringing any of the Intellectual Property rights of Gravity, or to address and answer any third party claims or demands in respect of the Intellectual Property rights in the Territory at LUISA’s own cost.

9.6	It is understood that by the grant of the Authorization to LUISA, Gravity undertakes to accord to LUISA all rights and privileges normally accorded and granted by Gravity to all other entities to which a similar authorization for the game has or will be granted by Gravity. Gravity warrants that there is no outstanding contract, commitment or agreement to which it is party or legal impediment, prohibition or restriction of any kind known to Gravity, which conflicts with this Agreement or might limit, restrict or impair the rights granted to LUISA hereunder.
ARTICLE 10: LIMITATION OF LIABILITY
10.1	Except as may be otherwise provided for herein, Gravity makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.

10.2	In no event will any party be liable to the other Party or Parties for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such Party has been advised of the possibility of such damage.

10.3	The aggregate liability of any Party under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by LUISA during the period of six (6) months preceding the first date in which any Party demands damages in writing against any Party.

10.4	LUISA shall solely be responsible for any and all obligations to End Users imposed by the government of the Territory and LUISA shall indemnify and protect Gravity against any and all claims by End Users due to faults wholly and solely attributable to LUISA in the event that LUISA terminates the service of Game to End Users for any reason whatsoever and/or this Agreement for any reason whatsoever.

ARTICLE 11: CONFIDENTIALITY
11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its employees, consultants and advisors.

11.2	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information;
(a)	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

(b)	was known by the receiving Party prior to the date of disclosure to the receiving Party;

(c)	either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the providing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.
ARTICLE 12: TERM
12.1	This Agreement shall become effective on the execution date of this Agreement and shall remain in effect for a period of two (2) years counted from the Effective date unless sooner terminated in accordance herewith.

12.2	No later than three (3) months prior to the expiration of the Term, Gravity shall give LUISA a right of first negotiation for a period of thirty (30) days for re-executing of an authorization agreement for an additional term of one (1) year for the game, under the same terms and conditions provided for herein. If no agreement in writing is made between the parties for the renewal or re-execution of an authorization agreement during such period, this Agreement shall expire without any further extension or renewal.
ARTICLE 13: TERMINATION
13.1	This Agreement may be terminated upon a mutual written agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement;
(a)	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

(b)	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

(c)	in accordance with Article 13.3 below.
13.3	Notwithstanding Article 13.2 above, Gravity may immediately terminate this Agreement upon a written notice to LUISA;
(a)	if any payment due Gravity including, but not limited to Authorization Fee, and Copyright Payment, is not paid by LUISA within twenty (20) days after receiving written notice from Gravity for late payment;

(b)	in the event of a willful, gross understatement by LUISA of the payment due Gravity without any justifiable reasons as defined in Article 6.6 above;

(c)	if the beta tests of the Game is not launched in the Territory within the period set forth in Article 3.6, unless such failure has been caused by Gravity or is due to force majeure event as set forth in Article 14;

(d)	if the commercial service of the Game is not launched in the Territory within the period set forth in Article 3.6, unless such failure has been caused by Gravity or is due to force majeure event as set forth in Article 14;

(e)	if the service of Game in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) consecutive days during the term of this Agreement due to causes wholly and soley attributable to LUISA; or

(f)	if the Game in the Territory is provided upon free or unreasonably low price, compared to fair market value as mutually determined by the Parties, by LUISA without prior written approval from Gravity except as otherwise specified in by Article 7.5.
13.4	Upon the effective date of termination, all rights granted to LUISA hereunder shall immediately cease and shall revert to Gravity, and LUISA shall immediately cease servicing of the Game and return to Gravity any and all software, technical documents and other materials or information provided by Gravity to LUISA under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, LUISA shall provide and deliver to Gravity any and all such information and documents related to the Game, including but not limited to database related to the Game and information and/or data source about the Game users, as may be requested by Gravity.
13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11 and 13.4, which shall survive the expiration or termination of this Agreement.

13.6	Except otherwise provided for herein, Gravity shall have no liability to LUISA for damages of any kind, including indirect, incidental or consequential damages, on account of the termination or expiration of this Agreement in accordance with its terms.

13.7	Upon termination or expiration of this Agreement, LUISA shall shut down and terminate the service of Game provided by LUISA. Gravity shall have the right to assume the service of the Game one (1) month prior to such termination. Gravity may elect to purchase any equipment purchased by LUISA for the service of the Game at the fair market value of such equipment on the date Gravity elects to assume the service of the Game as determined by an independent third party expert appointed by mutual consent of the Parties.
ARTICLE 14: FORCE MAJEURE
14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the government of Territory or agencies thereof, which restrict the ability of LUISA to remit payments to Gravity under this agreement, or failure of the government of Territory or agencies thereof to approve such payments.

14.2	If the default, delay or failure to perform as set forth above in Article 14.1 exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.
ARTICLE 15: GENERAL PROVISIONS
15.1	LUISA may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of Gravity. Gravity may, with prior written notice to LUISA, assign, delegate or otherwise transfer all or part of its rights, obligations and responsibilities under this Agreement to a third party designated by Gravity.

15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that LUISA shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:
If to Gravity

Attention: Changki Kim

15F, Nuritkum Square Business Tower, 1605, Sangam-Dong, Mapo-Gu, Seoul, Korea

Fax: +82-2-2132-7000

If to LUISA

Attention: Julio Vieitez

Avenida Dr. Cardoso de Melo, 1608,

11o. andar, Vila Olimpia, 04548-005,

In the city of Sao Paulo, State of Sao Paulo, Brazil

Fax: +55-11-5105-5835
15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Gravity and LUISA that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of the Korea.

15.9	All disputes, controversies, or differences which may arise between the Parties, out of or in relation to or in connection with this Agreement, or for the breach thereof, shall be finally settled by arbitration in Seoul, Korea, in accordance with Arbitration Rules of the Korean Commercial Arbitration Board and under the laws of Korea. The award rendered by the arbitrator shall be final and binding upon both Parties concerned.

15.10	If any article, sub-article or other provision of this Agreement or the application of such article, sub-article or provision, is held invalid, then the remainder of the Agreement and the application of such article, sub-article or provision to persons or circumstances other than with respect to which it held in valid shall not be affected thereby.

15.11	Headings in this Agreement have been inserted for purpose of convenience only and are not to be used in construing or interpreting this Agreement.
IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above-written.

Gravity Co., Ltd	Gravity Co., Ltd
By:	By:
Name: Toshiro OHNO	Name: Yoon Seok, Kang
Title: President & C.E.O	Title: C.E.O

Level Up! Interative S.A	Level Up! Interative S,A
By:	By:
Name: Julio Vieitez	Name: Andrea Finardi Lanconi
Title: Superintendent Director	Title: Financial Director